UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

               RELEVANT FACT

Santiago, July 12, 2007

Mr.

Guillermo Larraín Ríos

Superintendent

Superintendence of Securities and Insurance

Present

To whom it may concern:

Pursuant to Article 9 and paragraph 2 of Article 10 of Law No. 18.045, I hereby inform you of the relevant fact that the Board of Directors of LAN Airlines S.A. today authorized the incorporation into its long-haul float of 32 Boeing 787 aircraft to be delivered between 2011 and 2016. Of the 32 aircraft, 26 shall be purchased and 6 shall be leased. The incorporation of these aircraft will represent a total investment of approximately US$3,200 million. In addition, the Board of Directors approved the exercise of 10 options to purchase the same type of aircraft during 2017 and 2018.

Sincerely,

/s/ Enrique Cueto Plaza

Enrique Cueto Plaza

Executive Vicepresident

Lan Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2007

Lan Airlines S.A.
/s/ Andrés del Valle Andrés del Valle Corporate Finance Director